

"Restaurants You Love.
Best Enjoyed With Friends."

Oodles Value Proposition





OodlesDeals is a mobile app that provides great deals on food, social activities and events around college campuses



OodlesDeals is *patent protected!*



The more students do together, the more they get

Patent update: Application published and considered Prior Art by USPTO

What is the problem?

Oodles

Students crave social lives and relationships

Delivery has taken over the restaurant and retail market

COLLEGE STUDENTS

Lack:

 &

Have:



VENDORS

Losing:

 &

How Oodles Can Help

COLLEGE STUDENTS



- Food deals only relevant to user are communicated

- Incentive to spend time together with friends

VENDORS/ ADVERTISERS



- SCORCHER tier on app requires 2+ people to go to restaurant together

- Volume growth offsets margin decline due to SCORCHER pricing

Users only get value from OodlesDeals when they share/invite their friends via the app.

Oodles

Key Commercial Milestones



Restaurant's Revenue Generated Via App



- Minimal marketing spending to date

- Significant upside opportunity from growth in per user engagement from current levels

Student Engagement Example — UC Davis



Student # Growth (cumulative)
Badges Redeemed (cumulative)

Total Student Addressable Market



Huge market providing significant revenue opportunity with minimal penetration.

4,400 Universities/ Colleges in the US

22 million students

1% penetration = up to 44 schools & 220k students

4,400 Universities
x
$45,000 average revenue/year
= $200MM TAM

Company Revenue Sources



Monthly Subscriptions

Transaction Fees

In-Restaurant Events

Vendor Revenue

Advertising Revenue

Value Added Offers

Promotional Events



Restaurant Based Revenue Potential*

$ Revenue (Logarithmic Scale)

- $250MM
- $25MM
- $5M
- $2M
- $1M
- $500k

Legend:
- ■ Vendor Revenue
- ■ Consumer Ad & Analytics Revenue
- — Total Oodles Revenue (Cumulative)

WEFUNDER FINANCING
- Vendor/University acceleration,
- Consumer advertising testing & proof of concept detemination

Up to $1M

$750k (YR 2020)

SERIES A FINANCING
- Usage of app extending from University students to General population, and corresponding vendor penetration;
- Branded Company consumer advertising acceleration

Up to $10M

$3M (YR 2022)

SERIES B FINANCING
- Vendor & Consumer Advertising USA full penetration;
- Analytics proof of concept determination

Up to $50M

$30M (YR 2025)

SERIES C FINANCING
- International Markets Expansion

Up to $100M

$100M (YR 2027)

$ Raised (Round Of Financing)

*Not a forecast; based on market trends and can no way be guaranteed for Oodles Corporation

START

Eateries

College students




Activities

Families, highschoolers




All retailers and all consumers





Value proposition extends beyond restaurants



END

Oodles



Sajal Sahay
CEO

Deep Empathy for customers & users. C-level leadership roles in both Fortune 500 companies & multiple successful start-ups



Asheesh Barman
COO

Expert at B2B customer development. Successfully grew & exited previous company owned for over 20 years

Oodles

Highly experienced Management Team

Jeff Schvimer
CFO

Extensive relationships with well-known financial organizations & investor groups. 30+ years senior level experience at multiple marquee investment firms.





Rajan Barma
CTO

Mobile app development guru in both B2B & B2C. Founded & successfully ran 30+ mobile app development company based offshore.



What We Need From You

Vendor Recruitment

New Student Acquisition

New University Launches

Existing Student Engagement

Product Enhancements

General & Administrative

Financing Needs & Valuation

Up to $1MM @ $10MM

First $200K @ $7.5MM valuation